Enhanced Amount Endorsement	In this endorsement “we,” “our” and “us” mean Equitable Life Insurance Company of America. “You” and “your” mean the owner of the policy

This endorsement is made part of the policy as of the policy Register Date and applies in lieu of any policy provisions to the contrary. It modifies the policy as noted below.

The “Enhanced Amount” provision is deleted and replaced by the following:

Enhanced Amount. The Enhanced Amount is an additional amount available upon a full surrender of this policy during the first fourteen policy years under the conditions described in the next paragraph below. The Enhanced Amount is equal to the cumulative charges deducted from premiums that were paid and per $1,000 of base policy face amount administrative charges, from the Register Date of the policy up to the date of surrender, multiplied by a factor. Additionally, we will increase the amount if the policy is surrendered during the first two policy years. The calculation of the Enhanced Amount is described more fully in the “Policy Information” section of this policy.

The Enhanced Amount is available only upon a full surrender of this policy for its Net Cash Surrender Value paid directly to the policy owner. It is not available for policy loans, partial withdrawals, or to cover monthly charges. It is not available if this policy is being exchanged or replaced with another life insurance policy or annuity contract on the insured person including (but not limited to) any transaction qualifying for income tax free exchange treatment under section 1035 of the Internal Revenue Code or any similar or successor provision thereof.

The Enhanced Amount expires at the end of the fourteenth policy year or, if earlier, upon termination of the policy without value.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer]	Jose R. Gonzalez, Chief Legal Officer, and Secretary]

ICC25-S.10-EA